 Exhibit 99.1
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2025
March 6, 2026
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7

FAIRFAX FINANCIAL HOLDINGS LIMITED
FAIRFAX FINANCIAL HOLDINGS LIMITED – 2025 ANNUAL INFORMATION FORM
TABLE OF CONTENTS AND INFORMATION INCORPORATED BY REFERENCE
	Page Reference
	Annual Information Form	2025 Annual Report(1)	Management Proxy Circular(2)
CORPORATE STRUCTURE	3
DESCRIPTION OF THE BUSINESS	5	2-4, 51-132, 133-215
GENERAL DEVELOPMENT OF THE BUSINESS	6	6-38, 90-96, 101-103
RISK FACTORS	6	103-121, 200-215
DIVIDENDS	7
CAPITAL STRUCTURE	7
MARKET FOR SECURITIES	15
DIRECTORS AND OFFICERS	17
LEGAL PROCEEDINGS	19	100
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	19
TRANSFER AGENTS AND REGISTRARS	19
MATERIAL CONTRACTS	19
INTERESTS OF EXPERTS	19
AUDIT COMMITTEE	19		24
ADDITIONAL INFORMATION	20

(1)
Incorporated by reference from the Fairfax Financial Holdings Limited 2025 Annual Report (the “2025 Annual Report”).

(2)
Incorporated by reference from the Fairfax Financial Holdings Limited Management Proxy Circular dated March 6, 2026 (the “Management Proxy Circular”).

Except as otherwise noted, all information given is at, or for the fiscal year ended, December 31, 2025. As the majority of our operations are in the United States or conducted in U.S. dollars, we report our consolidated financial statements in U.S. dollars. All comparative financial information, financial data and other monetary data in this Annual Information Form are reported in U.S. dollars unless otherwise noted.
Copies of this Annual Information Form, as well as copies of the 2025 Annual Report and the Management Proxy Circular (parts of which are incorporated herein by reference), may be obtained from our Corporate Secretary at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7. These documents may also be found on our website at www.fairfax.ca or on SEDAR+ at www.sedarplus.ca. See “Additional Information”.

CORPORATE STRUCTURE
Name, Address and Incorporation
Fairfax Financial Holdings Limited (“Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax was incorporated under the Canada Corporations Act on March 13, 1951 and continued under the Canada Business Corporations Act in 1976. Our original name of Markel Service of Canada Limited was subsequently changed to Markel Financial Holdings Limited and, in May 1987, to our current name of Fairfax Financial Holdings Limited. Our registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.
Intercorporate Relationships
The following is a list of our principal subsidiaries. Indented companies are subsidiaries of the non-indented company which precedes them. All subsidiaries were wholly-owned, directly or through another subsidiary, as of December 31, 2025 unless otherwise noted.
Name	Jurisdiction of Incorporation
Canadian insurance subsidiaries
Northbridge Financial Corporation	Canada
Northbridge General Insurance Corporation	Canada
Federated Insurance Company of Canada	Canada
Verassure Insurance Company	Canada
Zenith Insurance Company	Canada
U.S. insurance subsidiaries
Crum & Forster Holdings Corp.	Delaware
United States Fire Insurance Company	Delaware
First Mercury Insurance Company	Delaware
The North River Insurance Company	New Jersey
Seneca Insurance Company, Inc.	New York
Zenith National Insurance Corp.	Delaware
Zenith Insurance Company	California
Asian insurance subsidiaries
Falcon Insurance Company (Hong Kong) Limited	Hong Kong
Fairfirst Insurance Limited	Sri Lanka
PT Asuransi Multi Artha Guna Tbk (80.87% owned)	Indonesia
The Falcon Insurance Public Company Limited (99.83% owned)	Thailand
The Pacific Insurance Berhad (85.00% owned)	Malaysia
Other insurance subsidiaries
Bryte Insurance Company Ltd	South Africa
Colonnade Insurance S.A.	Luxembourg
Eurolife FFH General Insurance Single Member S.A. (80.00% owned)	Greece
Eurolife FFH Life Insurance Single Member S.A. (80.00% owned)	Greece
Fairfax Brasil Seguros Corporativos S.A.	Brazil
Fairfax Latin America Ltd.	Canada
La Meridional Compañía Argentina de Seguros S.A. (99.99% owned)	Argentina
SBS Seguros Colombia S.A. (91.14% owned)(a)	Colombia
SBI Seguros Uruguay S.A.	Uruguay
SBI Servicios SpA	Chile
Southbridge Compañía de Seguros Generales S.A. (99.99% owned)(a)	Chile
Gulf Insurance Group K.S.C.P. (97.06% owned)	Kuwait
Limited Liability Company “FFH Ukraine Holdings”	Ukraine

FAIRFAX FINANCIAL HOLDINGS LIMITED
Name	Jurisdiction of Incorporation
ARX Insurance Company Private Joint Stock Company (99.99% owned)(a)	Ukraine
ARX Life Insurance Company Additional Liability Company (99.99% owned)(a) . .	Ukraine
Private Joint-Stock Company “Insurance Company “Universalna” (99.99% owned)(a)	Ukraine
Reinsurance and insurance subsidiaries
Allied World Assurance Company Holdings, Ltd (83.41% owned)	Bermuda
Allied World Assurance Company, Ltd	Bermuda
Allied World Assurance Company (Europe) dac	Ireland
Allied World Assurance Company, AG	Switzerland
Allied World Assurance Holdings (U.S.) Inc.	Delaware
Allied World National Assurance Company	New Hampshire
Allied World Insurance Company	New Hampshire
Allied World Assurance Company (U.S.) Inc.	Delaware
Allied World Specialty Insurance Company	Delaware
Allied World Surplus Lines Insurance Company	Arkansas
Vantapro Specialty Insurance Company	Arkansas
Fairfax UK Holdings Limited	England and Wales
Brit Group Holdings Limited	England and Wales
Brit Reinsurance (Bermuda) Limited	Bermuda
Brit Syndicates Limited	England and Wales
Ki Financial Limited(b)	England and Wales
CRC Reinsurance Limited	Barbados
Connemara Reinsurance Company Ltd.	Barbados
Odyssey Group Holdings, Inc. (90.01% owned)	Delaware
Odyssey Reinsurance Company	Connecticut
Greystone Insurance Company	Connecticut
Hudson Insurance Company	Delaware
Newline Holdings UK Limited	England and Wales
Newline Corporate Name Limited	England and Wales
Newline Insurance Company Limited	England and Wales
Newline Europe Versicherung AG	Germany
Odyssey Re Europe Holdings S.A.S.	France
Odyssey Re Europe S.A. (99.99% owned)(a)	France
Odyssey Reinsurance (Barbados) Ltd.	Barbados
Polskie Towarzystwo Reasekuracji Spólka Akcyjna	Poland
Singapore Reinsurance Corporation Limited	Singapore
Valueattics Reinsurance Limited (65.00%)	India
Wentworth Insurance Company Ltd.	Barbados
Runoff subsidiaries
TIG Insurance Company	California
Investment management subsidiary
Hamblin Watsa Investment Counsel Ltd.	Canada
Other non-insurance and non-reinsurance subsidiaries
AGT Food and Ingredients Inc. (65.66% owned)	Ontario
Dexterra Group Inc. (50.39% owned)	Alberta
Fairfax India Holdings Corporation(c)	Canada
Grivalia Hospitality S.A. (83.58% owned)	Greece

Name	Jurisdiction of Incorporation
Helios Fairfax Partners Corporation(d)	Canada
Kitchen Stuff Plus, Inc.	Ontario
Meadow Foods Limited	England and Wales
Peak Achievement Athletics Inc.	Canada
Recipe Unlimited Corporation	Ontario
Sleep Country Canada Inc.	Canada
Sporting Life Group Limited (87.95% owned)	Canada
Sporting Life Inc.	Ontario
Golf Town Limited	Canada
Thomas Cook (India) Limited (64.45% owned)	India
Sterling Holiday Resorts Limited	India
William Ashley China Corporation	Canada

(a)
The remaining shares of this company are held by other subsidiaries of Fairfax.

(b)
The multiple voting shares of Ki Financial Limited (“Ki Financial”) held by Fairfax represent 51.02% of the voting rights and 20.00% of the equity interest in Ki Financial.

(c)
The multiple voting shares of Fairfax India Holdings Corporation (“Fairfax India”) held by Fairfax represent 95.22% of the voting rights and 42.90% of the equity interest in Fairfax India.

(d)
The multiple voting shares of Helios Fairfax Partners Corporation (“Helios Fairfax”) held by Fairfax represent 53.35% of the voting rights and 34.45% of the equity interest in Helios Fairfax.

DESCRIPTION OF THE BUSINESS
Overview
Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax’s corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis.
The financial performance of a property and casualty company is determined by two principal factors: (i) the operating results of the insurance operations, which is determined by the level of premiums collected in relation to claims and operating costs, and (ii) the returns generated by the investment portfolios of the insurers.
Our insurance and reinsurance companies operate on a decentralized basis, with autonomous management teams applying a focused underwriting strategy to their markets. Our subsidiaries provide a full range of property and casualty products, maintaining a diversified portfolio of risks across all classes of business, geographic regions, and types of insureds.
Our investments are centrally managed for all the Fairfax group of companies by Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”), a wholly-owned subsidiary of Fairfax. Hamblin Watsa emphasizes a conservative value investment philosophy, seeking to invest assets on a total return basis, which includes realized and unrealized gains over the long term.
Since 2011, we have acquired companies that are in industries other than insurance and reinsurance where the companies met our investment criteria. Such companies are run on a decentralized basis with autonomous management.
For a full description of our business see our corporate profile, the notes to our consolidated financial statements and management’s discussion and analysis of financial condition and results of operations, all in our 2025 Annual Report.
Competition
The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment,

FAIRFAX FINANCIAL HOLDINGS LIMITED
reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. We compete, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than we do. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by our reinsurance subsidiaries while in recent years, capital markets participants have also created alternative products that are intended to compete with reinsurance products.
Cycles of Insurance
Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation, all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products.
The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, known as a soft insurance market, when companies may underprice business to gain market share. Such inadequate pricing reduces underwriting margins. When excess capital is removed from the industry, it leads to periods when shortages of underwriting capacity have permitted attractive premium levels. This is known as a hard insurance market. We expect to continue to experience the effects of this cyclicality.
In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. It is possible that premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market.
Employees
As at December 31, 2025, Fairfax (the holding company) had 56 employees and our subsidiaries had in aggregate approximately 51,000 full-time employees.
GENERAL DEVELOPMENT OF THE BUSINESS
Over the past three completed financial years our total assets have increased from $92.0 billion as at December 31, 2023 to $107.8 billion as at December 31, 2025. Common shareholders’ equity was $21.6 billion, $23.0 billion and $26.3 billion, as at December 31, 2023, 2024 and 2025, respectively. For the year ended December 31, 2023, Fairfax had income of  $38.4 billion and net earnings attributable to shareholders of Fairfax of $4.4 billion. For the year ended December 31, 2024, Fairfax had income of  $42.3 billion and net earnings attributable to shareholders of Fairfax of  $3.9 billion. For the year ended December 31, 2025, Fairfax had income of  $46.7 billion and net earnings attributable to shareholders of Fairfax of  $4.8 billion.
For a description of the recent developments of our company, see our Chairman’s letter to shareholders in our 2025 Annual Report. For a description of our acquisitions and divestitures over the last three years, see Note 21 (Acquisitions and Divestitures) to our consolidated financial statements in our 2025 Annual Report and our 2024 Annual Report. For a description of our capital transactions, see Note 16 (Total Equity) to our consolidated financial statements in our 2025 Annual Report and our 2024 Annual Report. For a description of our debt profile, see Note 15 (Borrowings) to our consolidated financial statements in our 2025 Annual Report and our 2024 Annual Report.
RISK FACTORS
We have identified certain risks and uncertainties to which our business, operations and financial condition are subject, which are described under “Issues and Risks” on pages 200-215 of our 2025 Annual Report. Additional risks and uncertainties not known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations and financial condition. An explanation of our risk management approach can be found in Note 22 (Financial Risk Management) to our consolidated financial statements in our 2025 Annual Report.

DIVIDENDS
We have declared the following dividends since 2023 on our subordinate voting shares and multiple voting shares (collectively, the “Equity Shares”):
•
On January 4, 2023, we declared a dividend of  $10.00 per Equity Share, payable on January 26, 2023.

•
On January 3, 2024, we declared a dividend of  $15.00 per Equity Share, payable on January 25, 2024.

•
On January 3, 2025, we declared a dividend of  $15.00 per Equity Share, payable on January 23, 2025.

•
On January 5, 2026, we declared a dividend of  $15.00 per Equity Share, payable on January 22, 2026.

The dividends were payable in U.S. dollars. Future dividends on our Equity Shares, if any, are expected to be paid in U.S. currency.
Dividends of CDN$1.17725 per Series C preferred share were paid to holders of our Series C preferred shares during each of 2023 and 2024, respectively. The Series C preferred shares were redeemed in full by Fairfax on December 31, 2024.
Dividends of CDN$1.93325 and CDN$1.99915 per Series D preferred share were paid to holders of our Series D preferred shares during each of 2023 and 2024, respectively. The Series D preferred shares were redeemed in full by Fairfax on December 31, 2024.
Dividends of CDN$0.795752, CDN$0.795752 and CDN$0.198938 per Series E preferred share were paid to holders of our Series E preferred shares during each of 2023, 2024 and 2025, respectively. The Series E preferred shares were redeemed in full by Fairfax on March 31, 2025. See “Prior Sales”.
Dividends of CDN$1.68643, CDN$1.74962 and CDN$0.34773 per Series F preferred share were paid to holders of our Series F preferred shares during each of 2023, 2024 and 2025, respectively. The Series F preferred shares were redeemed in full by Fairfax on March 31, 2025. See “Prior Sales”.
Dividends of CDN$0.74050, CDN$0.74050 and CDN$0.55538 per Series G preferred share were paid to holders of our Series G preferred shares during each of 2023, 2024 and 2025, respectively. The Series G preferred shares were redeemed in full by Fairfax on September 30, 2025. See “Prior Sales”.
Dividends of CDN$1.78616, CDN$1.85044 and CDN$1.03676 per Series H preferred share were paid to holders of our Series H preferred shares during each of 2023, 2024 and 2025, respectively. The Series H preferred shares were redeemed in full by Fairfax on September 30, 2025. See “Prior Sales”.
Dividends of CDN$0.831752 per Series I preferred share were paid to holders of our Series I preferred shares during each of 2023, 2024 and 2025, respectively. The Series I preferred shares were redeemed in full by Fairfax on December 31, 2025. See “Prior Sales”.
Dividends of CDN$1.85846, CDN$1.92352 and CDN$1.43826 per Series J preferred share were paid to holders of our Series J preferred shares during each of 2023, 2024 and 2025, respectively. The Series J preferred shares were redeemed in full by Fairfax on December 31, 2025. See “Prior Sales”.
Dividends of CDN$1.261252 per Series K preferred share were paid to holders of our Series K preferred shares during each of 2023, 2024 and 2025, respectively.
Dividends of CDN$1.250752, CDN$1.250752 and CDN$0.312688 per Series M preferred share were paid to holders of our Series M preferred shares during each of 2023, 2024 and 2025, respectively. The Series M preferred shares were redeemed in full by Fairfax on March 31, 2025. See “Prior Sales”.
The declaration and payment of dividends are at the sole discretion of our board of directors and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the board of directors may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders.
CAPITAL STRUCTURE
General Description
The following briefly summarizes the provisions of our articles of incorporation, including a description of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of incorporation.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Our authorized share capital consists of an unlimited number of Multiple Voting Shares carrying fifty votes per share, an unlimited number of Subordinate Voting Shares carrying one vote per share and an unlimited number of preferred shares, issuable in series. As at December 31, 2025, we had the following classes and series of shares issued and outstanding:
Securities Outstanding
Multiple Voting Shares	1,548,000
Subordinate Voting Shares	21,880,169
Series K Preferred Shares	9,500,000
Multiple Voting Shares and Subordinate Voting Shares
In this summary, the following terms have the following meanings:
“Current Major Shareholders” means any of The Sixty Two Investment Company Limited (“Sixty Two”) and any subsidiary in respect of which Sixty Two owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary.
“Multiple Voting Share Transaction” means an acquisition, redemption, reorganization, recapitalization, reclassification, issuer bid, exchange, consolidation, amalgamation, arrangement, merger or other transaction which would have the effect of, directly or indirectly, cancelling or otherwise eliminating any or all of the outstanding Multiple Voting Shares, or consolidating or collapsing the Multiple Voting Shares and the Subordinate Voting Shares into a single class of outstanding voting equity securities, but does not include a Pro Rata Transaction.
“Permitted Transactions” means, with respect to any particular issuer: (i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue); (ii) any disposition of securities of the particular issuer by the holder thereof to his or her spouse or issue or the spouses of such issue or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the benefit of any one or more of the foregoing persons, including the holder; and (iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Current Major Shareholder or any Subsequent Major Shareholder.
“Pro Rata Transaction” means (i) a consolidation of Multiple Voting Shares into a lesser number of Multiple Voting Shares simultaneously with the consolidation of Subordinate Voting Shares on the same basis into a lesser number of Subordinate Voting Shares; or (ii) a reorganization of Fairfax pursuant to which the Current Major Shareholders or Subsequent Major Shareholders and the holders of Subordinate Voting Shares are entitled to receive securities in the capital of Fairfax or a successor entity on a pro rata basis in exchange for all Multiple Voting Shares and all Subordinate Voting Shares held; provided, however, that, in the case of the Current Major Shareholders or Subsequent Major Shareholders, such entitlement is not greater than the entitlement of the general body of holders of Subordinate Voting Shares pursuant to such reorganization in relation to the voting and financial participating interests in Fairfax represented by the Multiple Voting Shares and Subordinate Voting Shares, respectively.
“Relevant Person” means, in respect of a holder of Multiple Voting Shares, (i) a person or a member of a group of persons who are acting jointly or in concert, where the person or group exercises control or direction over more than 50% of the aggregate number of votes attached to all shares of the holder or otherwise entitled to elect a majority of the directors of the holder, either directly or indirectly through one or more corporations, partnerships or trusts, (ii) a corporation, partnership or trust in the chain of ownership between a person in (i) above and such holder, (iii) a partner of a partnership or a beneficiary, settlor or trustee (other than a trustee that is, or is a subsidiary of, a public corporation) of a trust that is a holder or that is referred to above, and (iv) a person (other than Fairfax) or partnership that does not deal at arm’s length (for purposes of the Income Tax Act (Canada)) with the holder or any of the foregoing, in each case determined without regard to shares held by or through Fairfax;
“Subsequent Major Shareholders” means any person or group of persons who are acting jointly or in concert with respect to the affairs of Fairfax (including any subsidiary of any such persons in respect of which any of such persons owns shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the

Qualifying Shareholding (as defined below) contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding.
Dividend Rights
Holders of Multiple Voting Shares and Subordinate Voting Shares participate equally as to dividends and are entitled to dividends, in equal amounts per share and at the same time, that our board of directors may declare out of legally available funds, subject to the preferential dividend rights of the preferred shares.
Voting Rights
Holders of Multiple Voting Shares and Subordinate Voting Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Multiple Voting Shares are entitled to 50 votes per share, except as set forth below, and the Subordinate Voting Shares are entitled to one vote per share.
Notwithstanding any other provision to the contrary, the aggregate number of votes attached to all of the outstanding Multiple Voting Shares at any particular time will be limited to represent, at such time, no more than the least of:
(i)
such number of votes that equals 41.8% of the aggregate number of votes (after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares (the “41.8% Limitation”);

(ii)
such number of votes that, together with the number of votes attached to all Subordinate Voting Shares and any other voting shares of Fairfax beneficially owned by holders of Multiple Voting Shares and all other Relevant Persons in respect of such holders or over which such holders or Relevant Persons exercises control or direction, equals, in the aggregate, 49.9% of the aggregate number of votes (after giving effect to such limitation) attached to all of the issued and outstanding Multiple Voting Shares, Subordinate Voting Shares and any other voting shares of Fairfax (the “49.9% Limitation”); and

(iii)
one less than such number of votes that would result in Fairfax being considered to be controlled by a person or partnership or group of persons or partnerships for purposes of the Income Tax Act (Canada), provided that the Multiple Voting Shares will at no time be entitled to less than one vote per share (the “Control Limitation”).

The votes attached to the Multiple Voting Shares will also be automatically and permanently reduced to one vote per share if:
(i)
neither the Current Major Shareholders nor Subsequent Major Shareholders own at least 1,548,000 Multiple Voting Shares, representing 100% of the currently outstanding Multiple Voting Shares (the “Qualifying Shareholding”);

(ii)
Subsequent Major Shareholders did not make an unconditional offer for all of the Subordinate Voting Shares for a consideration per share at least equal to the value of the highest consideration paid by any Subsequent Major Shareholder for any Multiple Voting Share on or before the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding; or

(iii)
there occurs, at a time when Current Major Shareholders own at least the Qualifying Shareholding:

(A)
any issue or disposition of securities of any issuer, other than Permitted Transactions; or

(B)
any acquisition, reorganization, recapitalization, redemption, reclassification, exchange, consolidation, amalgamation, arrangement, merger or other transaction materially affecting control of any such issuer or Current Major Shareholder, other than Permitted Transactions, which results in effective control of any Current Major Shareholder being acquired by any person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer or Current Major Shareholder and who did not have effective control prior to such occurrence, and upon or at any time after such occurrence, Current Major Shareholders with respect to which there has been no occurrence since July 1, 1986 do not continue to own at least the Qualifying Shareholding.
The number of votes attached to the Multiple Voting Shares will automatically but temporarily be reduced to one vote per share for any shareholders’ meeting if, during the three months ending ten days prior to the date we

FAIRFAX FINANCIAL HOLDINGS LIMITED
send notice of the shareholders’ meeting, the weighted average trading price in the principal trading market of the Subordinate Voting Shares for any period of thirty consecutive trading days is less than CDN$4.00 per share (subject to adjustment as specified in our articles of incorporation).
Restrictions on Certain Transactions
In the event that we effect an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of our shareholders entitled to vote thereon (other than a Pro Rata Transaction), the holders of Subordinate Voting Shares will have the right to receive, or the right to elect to receive, (i) the same form of consideration, if any, as the holders of Multiple Voting Shares, and (ii) an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of Multiple Voting Shares are entitled to receive or elect to receive.
In the event that we effect a Multiple Voting Share Transaction, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, will be entitled to receive, as consideration for each Multiple Voting Share, only one Subordinate Voting Share in respect of the Multiple Voting Share Transaction. For greater certainty, the Current Major Shareholders or the Subsequent Major Shareholders, as the case may be, will in no event be entitled to receive, directly or indirectly, any economic premium, additional payment or collateral benefit in connection therewith.
Shareholder Ratification
The continued effect of the Multiple Voting Shares carrying 50 votes per share will be subject to ratification by a simple majority of the votes cast by minority holders of Subordinate Voting Shares, voting separately as a class (a “Shareholder Ratification Vote”) in the circumstances described below. In determining the simple majority of the minority approval in respect of a Shareholder Ratification Vote, we will exclude the votes attached to the Subordinate Voting Shares that, to our knowledge, or the knowledge of our directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (i) the Current Major Shareholders or Subsequent Major Shareholders, (ii) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (i); (iii) any affiliate of Fairfax; and (iv) our officers and directors and their associates (as defined in the Securities Act (Ontario)).
A Shareholder Ratification Vote will be required in the following circumstances:
(i)
Commencing on August 31, 2015 and ending on December 31, 2020, and every five calendar years thereafter (each, a “Five Year Term”), if the aggregate number of outstanding voting shares on the last day of such period is at least 125% of the aggregate number of outstanding voting shares on the first day of such period, a Shareholder Ratification Vote will be required at the next annual meeting of shareholders immediately following the end of such Five Year Term.

(ii)
If there was no Shareholder Ratification Vote required in respect of an immediately preceding Five Year Term, if the aggregate number of all issued and outstanding voting shares on the last day of the current Five Year Term is greater than 125% of the aggregate number of all voting shares on the first day of the most recent Five Year Term during which a Shareholder Ratification Vote was held (or, if a Shareholder Ratification Vote has never been held, on August 31, 2015), a Shareholder Ratification Vote will be required at the next annual meeting of shareholders immediately following the end of such current Five Year Term.

(iii)
If there was no Shareholder Ratification Vote required in respect of an immediately preceding Five Year Term, if the aggregate number of issued and outstanding voting shares on the last day of any calendar year within the current Five Year Term (the “Acceleration Date”) is greater than 150% of the aggregate number of issued and outstanding voting shares on the first day of the most recent Five Year Term during which a Shareholder Ratification Vote was held (or, if a Shareholder Ratification Vote has never been held, on August 31, 2015), a Shareholder Ratification Vote will be held at the next annual meeting of shareholders following the Acceleration Date (and the next Five Year Term will commence as of January 1 of the calendar year in which the Shareholder Ratification Vote was held).

Notwithstanding the Shareholder Ratification Vote requirements set forth above, we may, upon approval of our board of directors, including the approval of at least two-thirds of our independent directors, elect to hold a Shareholder Ratification Vote prior to the expiry of a current Five Year Term. If such a Shareholder Ratification Vote is held and approved, a new Five Year Term will commence as of January 1 of the calendar year in which the Shareholder Ratification Vote was held, provided that if such Shareholder Ratification Vote is held at a meeting of shareholders at which shareholders approve a specific proposed issuance of Subordinate Voting Shares and the resolution adopted at such meeting so provides, any Subordinate Voting Shares issued pursuant to such approval will be deemed to be outstanding as of the commencement date of that new Five Year Term (as a result, such Subordinate Voting Shares would not count towards the 125% and 150% dilution tests described above for the new and subsequent Five Year Terms).
In the event that a Shareholder Ratification Vote is held and not approved, or where at an annual meeting of shareholders a Shareholder Ratification Vote was required to be held but was not held, immediately thereafter and without further act or formality:
(i)
the number of votes attached to each Multiple Voting Share will equal the number of votes such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of such Shareholder Ratification Vote or failure to hold the requisite Shareholder Ratification Vote, as the case may be, represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to the date on which such Shareholder Ratification Vote was, or was supposed to be, held (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation);

(ii)
the 41.8% Limitation will cease to apply; and

(iii)
no further Shareholder Ratification Votes will be required to be held in the future.

In addition, the continued effect of the Multiple Voting Shares carrying 50 votes per share is also subject to shareholder ratification in the following circumstances:
(i)
If we intend to issue Subordinate Voting Shares representing more than 50% of our outstanding Subordinate Voting Shares and Multiple Voting Shares in a transaction at any time (a “Special Issuance”), the 50 votes per share attaching to the Multiple Voting Shares will remain in force only if its continuing effect following the Special Issuance has been approved in advance by a majority of the minority shareholder vote (determined on the same basis as a Shareholder Ratification Vote). If the continuing effect of the 50 votes per share attached to the Multiple Voting Shares is so approved, then until the next required Shareholder Ratification Vote has been held, the shares issued pursuant to the Special Issuance will not be included when calculating whether the number of shares outstanding at a certain time is 125% of the aggregate number of voting shares on the first day of the relevant Five-Year Term for the purposes of determining whether a Shareholder Ratification Vote has been triggered or 150% of the aggregate number of voting shares on the first day of the relevant Five-Year Term for the purposes of determining whether an accelerated Shareholder Ratification Vote has been triggered. If the continuing effect of the 50 votes per share attached to the Multiple Voting Shares is not so approved (or if no shareholder vote was held, as required) but we proceed with the Special Issuance, the number of votes attached to each Multiple Voting Share will equal the number of votes such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of the shareholder meeting at which the ratification vote for the Special Issuance was held (or if no such meeting was held, the date immediately prior to the Special Issuance) represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to such date (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation).

(ii)
If Mr. V. Prem Watsa ceases, for any reason, to serve as a Key Officer of Fairfax (defined to mean the Chairman or Chief Executive Officer), the 50 votes per share attached to the Multiple Voting Shares will remain in force only if its continuing effect following Mr. V. Prem Watsa ceasing to serve as a Key Officer of Fairfax is approved by a majority of the minority shareholder vote (determined on the same basis as a Shareholder Ratification Vote) within five years of the date that Mr. V. Prem Watsa ceases to serve as a Key Officer (a “Shareholder Confirmation Vote”). If the continuing effect of the 50 votes per share attached to the Multiple Voting Shares is not so approved, the number of votes attached to each Multiple Voting Share will equal the number of votes such that the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares as of the date of the shareholder meeting at which the Shareholder Confirmation Vote was held (or if no such meeting was held as required, the fifth anniversary of the date Mr. V. Prem Watsa ceased to be a Key Officer) represents the same percentage of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as was the case immediately prior to the date of such meeting or fifth anniversary, as the case may be (including giving effect to the 41.8% Limitation, but without giving effect to the 49.9% Limitation and the Control Limitation).

FAIRFAX FINANCIAL HOLDINGS LIMITED
The shareholder ratification provisions described above and the 41.8% Limitation will cease to apply on the first date on which the number of votes attached to all of the issued and outstanding Multiple Voting Shares (without giving effect to any limitations or temporary reductions described above) is equal to less than 41.8% of the aggregate number of votes attached to all of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.
Pre-emptive, Subscription, Redemption and Conversion Rights
Holders of Multiple Voting Shares and Subordinate Voting Shares have no pre-emptive, subscription or redemption rights. Multiple Voting Shares are convertible at any time into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share being converted.
Liquidation Rights
Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the Multiple Voting Shares and Subordinate Voting Shares, without preference or distinction, are entitled to receive rateably all of our assets remaining after payment of all debts and other liabilities, subject to the prior rights of holders of any outstanding preferred shares and any other prior ranking shares.
Modifications
Modifications to the provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, require: (i) the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each class; and (ii) the approval of any stock exchange upon which the Subordinate Voting Shares are listed at such time, if required by the rules of such exchange.
No subdivision or consolidation of the Multiple Voting Shares or of the Subordinate Voting Shares may take place unless the shares of both classes are subdivided or consolidated at the same time in the same manner and proportion.
No rights to acquire additional shares or other securities or property of ours will be issued to holders of Multiple Voting Shares or Subordinate Voting Shares unless the same rights are issued at the same time to holders of shares of both classes.
Governance Agreement
On August 31, 2015, Sixty Two and Mr. Watsa entered into an agreement with us (the “Governance Agreement”), whereby Sixty Two and Mr. Watsa agreed as follows:
•
Transfers or sales of the Multiple Voting Shares are prohibited, except for (i) Permitted Transactions, so long as any transferee agrees to be bound by the terms and conditions of the Governance Agreement, (ii) Pro Rata Transactions, (iii) a Qualifying Business Combination (as defined below), or (iv) a Qualifying Take Over Bid (as defined below);

•
In the event that we effect a Multiple Voting Share Transaction, the holders of Multiple Voting Shares will be entitled to receive, as consideration for each Multiple Voting Share, only one Subordinate Voting Share in respect of the Multiple Voting Share Transaction;

•
Holders of Multiple Voting Shares are restricted from transferring, directly or indirectly, any Multiple Voting Shares owned by such holder by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement (other than a Permitted Transaction) that transfers to another person, in whole or in part, any of the economic consequences of ownership of Multiple Voting Shares, whether or not such arrangement is cash settled; and

•
Mr. Watsa will, until the end of the 2025 calendar year, (i) serve as Fairfax’s full time chief executive officer (subject to the ongoing discretion of the board of directors in the exercise of their fiduciary obligations), (ii) agree to a fixed annual salary in an amount not to exceed its current level of CDN$600,000 per annum, and (iii) renounce any entitlement to remuneration, including by way of bonus, equity based compensation or pension entitlement, other than his fixed salary, participation in group benefit plans (other than incentive plans) that are generally offered to our executive employees and the continuation of arrangements approved by the board of directors regarding the use of aircraft. Notwithstanding the expiration of the element of the Governance Agreement relating to restricted compensation arrangements as of the end of December 2025,

Mr. Watsa expressed to the Board of Directors that he was willing to continue his employment under those restricted compensation arrangements, and the Board of Directors subsequently determined they would continue.
“Qualifying Business Combination” means an amalgamation, arrangement, consolidation, exchange, merger or other business combination requiring the approval of our shareholders entitled to vote thereon (other than Pro Rata Transactions), pursuant to which (i) the holders of the Subordinate Voting Shares have the right to receive, or the right to elect to receive (A) the same form of consideration, if any, as the holders of the Multiple Voting Shares and (B) an amount of consideration at least equal to the value of the highest consideration, if any, on a per share basis as the holders of the Multiple Voting Shares are entitled to receive or elect to receive, and (ii) no holder of Multiple Voting Shares is entitled to receive a collateral benefit.
“Qualifying Take Over Bid” means a take-over bid (as defined in Part XX of the Securities Act (Ontario)) for all of the issued and outstanding Multiple Voting Shares, (i) concurrent with which an unconditional offer is made to all holders of Subordinate Voting Shares (other than the person making such take-over bid) to purchase all of the Subordinate Voting Shares held by them for a consideration per share in the same form as, and at least equal to the value of, the highest consideration paid on or before the date Multiple Voting Shares are acquired pursuant to such take-over bid or agreed on or before such time to be paid by such person making the take-over bid for any Multiple Voting Share; and (ii) pursuant to which no holder of Multiple Voting Shares is entitled to receive a collateral benefit.
The Governance Agreement cannot be amended, varied or modified and none of its provisions can be waived, except with (i) the approval of all of our independent directors, (ii) the approval of the Toronto Stock Exchange (“TSX”), provided that the Subordinate Voting Shares are listed on the TSX at the time of such amendment, variation, modification or waiver, (iii) the approval of at least two thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, and (iv) the approval of a simple majority of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, excluding the votes attached to the Subordinate Voting Shares that, to the knowledge of Fairfax or our directors or senior officers, after reasonable inquiry, are beneficially owned, or over which control or direction is exercised, by (A) Sixty Two, Mr. Watsa or any person who has an agreement, arrangement or understanding to acquire Multiple Voting Shares on terms which would constitute a transfer other than a transfer permitted by the Governance Agreement, prior to giving effect to the amendment, variation, modification or waiver; (B) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person referred to in (A); (C) any affiliate of Fairfax; and (D) our officers and directors and their respective associates (as defined in the Securities Act (Ontario)). Notwithstanding the foregoing, the Governance Agreement may be amended without the approval of the holders of Subordinate Voting Shares in order to correct or rectify any ambiguities, defective provisions, inconsistencies or omissions or to facilitate the operation of the agreement’s provisions provided that the rights and interests of the holders of the Subordinate Voting Shares are not prejudiced by such amendment and that such amendment has been approved by all of our independent directors and, if the Subordinate Voting Shares are listed on the TSX at the time of such amendment, the TSX.
The summary above of the Governance Agreement is qualified in its entirety by reference to the terms and provisions of the Governance Agreement.
Preferred Shares
For a general description of the Series K preferred shares, see “Description of the Series K Shares” at pages S-13 to S-17 of our prospectus supplement dated March 14, 2012, which has been filed with the Canadian securities regulatory authorities, is available on SEDAR+ at www.sedarplus.ca, and is incorporated herein by reference.
Ratings
Long Term Debt
As of the date hereof, our senior, unsecured long-term debt has been assigned a rating of A− with a stable outlook by S&P Global Ratings (“S&P”). Moody’s Investors Service (“Moody’s”) has assigned a Baa2 rating with a positive outlook on our senior unsecured long-term debt. Morningstar DBRS (“DBRS”) has assigned an A (low) rating with a positive outlook on our senior unsecured long-term debt. A.M. Best (“A.M. Best”) has assigned a rating of a− with a stable outlook on our senior unsecured long-term debt. Fitch Ratings (“Fitch”) has assigned a rating of BBB+ with a stable outlook on our senior unsecured long-term debt.

FAIRFAX FINANCIAL HOLDINGS LIMITED
S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A− by S&P is the third highest of ten categories and indicates that the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong. The addition of a plus (+) or minus (−) designation after a rating indicates the relative standing within a particular rating category.
Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa2 by Moody’s is the fourth highest of nine categories and is assigned to debt securities that are subject to moderate credit risk. They are considered medium-grade and as such may possess speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of its generic rating category.
The DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A (low) is in the third highest of ten categories and is assigned to debt that is considered to be of good credit quality. The capacity for the payment of financial obligations is considered substantial. The entity may be vulnerable to future events, but qualifying negative factors are considered manageable. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.
A.M. Best credit ratings are on a long-term debt rating scale that ranges from aaa to c, which represents the range from highest to lowest quality of such securities rated. A rating of a− is the third highest of nine categories and is assigned to debt where there is an excellent ability to meet the terms of the obligation. The assignment of a plus (+) or minus (−) designation after a rating indicates whether the credit quality is near the top or bottom of a particular rating category.
Fitch’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB+ by Fitch is the fourth highest of ten categories and indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. The addition of a plus (+) or minus (−) designation after a rating indicates the relative standing within a particular rating category.
Preferred Shares
Our preferred shares have been assigned the following ratings:
Series of Preferred Shares	S&P Rating	DBRS Rating	Moody’s Rating	AM Best Rating	Fitch Rating
Series K preferred shares	P-2	Pfd-2 (low)	Ba1 (hyb)	bbb	BBB−
S&P’s preferred share rating scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale. The rating scale ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. A rating of P-2 by S&P is the second highest of eight categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. The ratings from P-1 to P-5 may be modified by a “High” or “Low” designation which indicate relative standing within the major rating categories.
The DBRS preferred share rating scale reflects an opinion on the risk that an issuer will not fulfill its obligations with respect to both dividend and principal commitments in respect of preferred shares issued in the Canadian securities market in accordance with the terms under which the relevant preferred shares have been issued. The Pfd-2 (low) rating is the second highest of six categories used by DBRS for preferred shares and is assigned to securities of good credit quality. Protection of dividends and principal is considered substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. “High” or “low” grades are used to indicate the relative standing within a rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

The Ba1 rating is the fourth highest of the nine categories used by Moody’s for hybrid securities and is assigned to securities judged to be speculative and subject to substantial credit risk. The modifier “1” indicates that the obligation ranks in the higher end of the “Ba” rating category. The “hyb” indicator is appended to ratings of hybrid securities to signal their allowance for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairments if such an omission occurs.
The bbb rating is the fourth highest category used by A.M. Best for hybrid securities and is assigned to issues where there is good ability to meet the terms of the obligation, but the issue is more susceptible to changes in economic or other conditions. The assignment of a plus (+) or minus (−) designation after a rating indicates whether the credit quality is near the top or bottom of a category.
The BBB− rating is the fourth highest of the ten categories used by Fitch for hybrid securities and indicates that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The assignment of a plus (+) or minus (−) designation after a rating indicates whether the credit quality is near the top or bottom of a category.
These credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to our debt and preferred shares by the rating agencies are not recommendations to purchase, hold or sell any security in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Fairfax is under no obligation to update this disclosure. We have paid customary rating fees to S&P, Moody’s, DBRS, A.M. Best and Fitch in connection with the above-mentioned ratings. In addition, we have made customary payments in respect of certain other services provided to us by S&P, Moody’s and A.M. Best during the last two years.
MARKET FOR SECURITIES
Trading Price and Volume
Our subordinate voting shares are listed for trading on the TSX and trade in Canadian dollars under the symbol “FFH” and in U.S. dollars under the symbol “FFH.U”. Our Series K preferred shares are listed on the TSX under the symbol “FFH.PR.K”. The following table sets out the market price range in CDN$ and aggregate trading volume of our subordinate voting shares and Series K preferred shares on the TSX for the periods indicated:
Subordinate Voting Shares
Month	High	Low	Close	Trading Volume
January, 2025	2,028.31	1,925.00	1,956.26	1,867,515
February, 2025	2,119.64	1,900.04	2,080.03	1,195,531
March, 2025	2,099.12	1,922.53	2,079.84	1,162,252
April, 2025	2,156.88	1,836.92	2,152.30	920,318
May, 2025	2,385.66	2,132.00	2,335.08	1,094,617
June, 2025	2,508.57	2,242.00	2,458.00	977,920
July, 2025	2,521.95	2,396.29	2,450.76	810,974
August, 2025	2,463.78	2,334.96	2,364.32	1,105,228
September, 2025	2,475.00	2,349.43	2,434.80	1,093,430
October, 2025	2,522.33	2,238.07	2,277.09	994,611
November, 2025	2,453.90	2,145.00	2,406.33	1,265,523
December, 2025	2,660.00	2,317.78	2,615.89	1,891,700

FAIRFAX FINANCIAL HOLDINGS LIMITED
Series K Preferred Shares
Month	High	Low	Close	Trading Volume
January, 2025	24.68	24.00	24.32	202,868
February, 2025	25.21	24.04	24.82	137,028
March, 2025	25.04	24.15	24.75	163,064
April, 2025	25.00	23.70	24.59	134,648
May, 2025	25.05	24.50	24.96	164,873
June, 2025	25.15	24.85	25.08	119,051
July, 2025	25.37	24.91	25.28	81,689
August, 2025	25.30	25.02	25.21	128,642
September, 2025	25.41	24.97	25.12	124,374
October, 2025	25.77	24.97	25.77	100,661
November, 2025	25.65	25.39	25.55	430,211
December, 2025	25.76	25.30	25.65	62,586
Prior Sales
On March 31, 2025, we completed the redemption of all of our outstanding Series E preferred shares, Series F preferred shares and Series M preferred shares at a redemption price of CDN$25.00 per share, plus accrued and unpaid interest, for an aggregate total redemption price of approximately CDN$420.5 million.
On April 28, 2025, we completed the exchange, pursuant to an exchange offer, of all of the US$600 million aggregate principal amount of our 6.100% Senior Notes due 2055 that were issued on June 24, 2024 (the “2055 Initial Notes”) for an equal principal amount of 6.100% Senior Notes due 2055 (the “2055 Exchange Notes”). The 2055 Exchange Notes are identical to the 2055 Initial Notes, except that the 2055 Exchange Notes have been registered under the United States Securities Act of 1933, as amended.
On May 20, 2025, we completed the sale of US$900 million in aggregate principal amount of Senior Notes comprised of  (i) US$500 million aggregate principal amount of 5.750% Senior Notes due 2035 (the “2035 Notes”) at an issue price of 99.632% and (ii) US$400 million aggregate principal amount of 6.500% Senior Notes due 2055 (the “2055 Notes”) at an issue price of 99.725%.
On August 14, 2025, we completed the sale of CDN$700 million in aggregate principal amount of Senior Notes comprised of  (i) CDN$400 million aggregate principal amount of 4.45% Senior Notes due 2035 at an issue price of 99.824% and (ii) CDN$300 million aggregate principal amount of 5.10% Senior Notes due 2055 at an issue price of 99.619%.
On September 30, 2025, we completed the redemption of all of our outstanding Series G preferred shares and Series H preferred shares at a redemption price of CDN$25.00 per share, plus accrued and unpaid interest, for an aggregate total redemption price of approximately CDN$250 million.
On November 14, 2025, we completed the exchanges, pursuant to exchange offers, of  (i) all of the US$500 million aggregate principal amount of 2035 Notes that were issued on May 20, 2025 (the “Initial 2035 Notes”) for an equal principal amount of 5.750% Senior Notes due 2035 (the “Exchange 2035 Notes”), and (ii) all of the US$400 million aggregate principal amount of 2055 Notes that were issued on May 20, 2025 (the “Initial 2055 Notes” and, together with the Initial 2035 Notes, the “Initial Notes”) for an equal principal amount of 6.500% Senior Notes due 2055 (the “Exchange 2055 Notes” and, together with the Exchange 2035 Notes, the “Exchange Notes”). The Exchange Notes of each series are identical to the Initial Notes of such series, except that the Exchange Notes have been registered under the United States Securities Act of 1933, as amended.
On December 31, 2025, we completed the redemption of all of our outstanding Series I preferred shares and Series J preferred shares at a redemption price of CDN$25.00 per share, plus accrued and unpaid interest, for an aggregate total redemption price of approximately CDN$300 million.
On February 27, 2026, we completed the sale of CDN$650 million in aggregate principal amount of Senior Notes comprised of  (i) CDN$400 million aggregate principal amount of 4.40% Senior Notes due 2036 at an issue price of 99.968% and (ii) an additional CDN$250 million aggregate principal amount of 5.10% Senior Notes due

2055 at an issue price of 99.485%, plus accrued and unpaid interest from and including February 16, 2026 to, but excluding, February 27, 2026.
DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
Directors
Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed.
Name and municipality of residence	Principal occupation during the last five years	Date first elected
Robert J. Gunn(a)(b)(c) Toronto, Ontario	Independent Business Consultant and Corporate Director	2007
The Rt. Hon. David L. Johnston(b) Ashton, Ontario	Independent Business Consultant and Corporate Director	2020
Karen L. Jurjevich(c) Toronto, Ontario	Founder and President, KJ&CO INC. From June 2024 to November 2024, Independent Business Consultant and Corporate Director. From October 2012 to June 2024, Chief Executive Officer, Branksome Hall Global. From July 1998 to June 2024, Principal, Branksome Hall	2017
Christine A. Magee Oakville, Ontario	Corporate Director. From July 2014 to October 2024, Chair, Sleep Country Canada Inc. From May 1994 to November 2014, Co-Founder and President, Sleep Country Canada Inc.	2025
R. William McFarland(a)(d) Richmond Hill, Ontario	Corporate Director	2019
Christine N. McLean Toronto, Ontario	Portfolio Manager, Fairbank Investment Management Limited (“Fairbank”). From April 2023 to April 2025, Senior Investment Analyst, Fairbank. From February 2021 to March 2023, Consultant, Fairbank. From July 2020 to February 2021, Corporate Director	2018
Brian J. Porter Toronto, Ontario	Corporate Director. From November 2013 to January 2023, President and Chief Executive Officer, Scotiabank	2023
Timothy R. Price(a)(b)(c) Toronto, Ontario	Chairman, Brookfield Funds, a division of Brookfield Corporation (formerly Brookfield Asset Management Inc.)	2010
Lauren C. Templeton(a) Lookout Mountain, Tennessee, U.S.A.	Founder and President, Templeton and Phillips Capital Management, LLC	2017
Benjamin P. Watsa Toronto, Ontario	Founder, Chief Executive Officer and Chief Investment Officer, Marval Capital Ltd.	2015
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer; Vice Chairman, Hamblin Watsa; Founder, Fairfax India. From November 2014 to June 2024, Chairman, Fairfax India. From December 2016 to March 2021, Chairman, Helios Fairfax	1985
William C. Weldon(c) North Palm Beach, Florida, U.S.A.	Corporate Director	2020
Notes:

(a)
Member of the Audit Committee (Chair – R. William McFarland)

(b)
Member of the Compensation Committee (Chair – Robert Gunn)

(c)
Member of the Governance and Nominating Committee (Chair – William Weldon)

(d)
Lead Director

FAIRFAX FINANCIAL HOLDINGS LIMITED
Officers
Name and municipality of residence	Principal occupation during the last five years (office is with Fairfax, unless otherwise specified)	Office held
Jennifer Allen Ajax, Ontario	Vice President and Chief Business Officer; Vice President, Hamblin Watsa. From August 2019 to March 2025,Vice President and Chief Financial Officer. From February 2020 to November 2025, Chief Financial Officer and Treasurer, Hamblin Watsa. From August 2019 to March 2025, Vice President, Fairfax India	Vice President and Chief Business Officer
Bryan Bailey Toronto, Ontario	Vice President, Tax. From April 2017 to March 2022, Associate Vice President, Taxation	Vice President, Tax
Derek Bulas Toronto, Ontario	Vice President, Chief Legal Officer and Corporate Secretary. From May 2015 to January 2023, General Counsel	Vice President, Chief Legal Officer and Corporate Secretary
Peter Clarke Toronto, Ontario	President and Chief Operating Officer; Senior Managing Director and Chief Risk Officer, Hamblin Watsa. From February 2019 to February 2022, Vice President and Chief Operating Officer	President and Chief Operating Officer
Jean Cloutier Toronto, Ontario	Vice President and Chairman International; Vice President, International Operations	Vice President and Chairman International
Olivier Quesnel Toronto, Ontario	Vice President and Chief Actuary	Vice President and Chief Actuary
Thomas Rowe Toronto, Ontario	Vice President, Corporate Affairs. From January 2021 to January 2023, Senior Legal Counsel	Vice President, Corporate Affairs
Amy Sherk Port Perry, Ontario	Vice President and Chief Financial Officer; Vice President, Fairfax India. From August 2019 to March 2025, Chief Financial Officer, Fairfax India. From June 2021 to November 2021, Vice President, Helios Fairfax. From August 2019 to June 2021, Chief Financial Officer, Helios Fairfax	Vice President and Chief Financial Officer
John Varnell Caledon, Ontario	Vice President, Corporate Development; Vice President, Corporate Affairs, Fairfax India	Vice President, Corporate Development
Michael Wallace Erin, Ontario	Vice President, Insurance Operations	Vice President, Insurance Operations
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer; Vice Chairman, Hamblin Watsa; Founder, Fairfax India. From November 2014 to June 2024, Chairman, Fairfax India. From December 2016 to March 2021, Chairman, Helios Fairfax	Chairman and Chief Executive Officer
Directors and Officers – Ownership of Securities
As at December 31, 2025, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 561,698 of our subordinate voting shares (2.8%) and 1,548,000 of our multiple voting shares (100%). As at such date, V. Prem Watsa, our Chairman and Chief Executive Officer, controlled shares representing 43.3% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 2.6% of the total votes attached to the subordinate voting shares). As of December 31, 2025, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 375,867 common shares (0.6%) of Dexterra Group Inc. As of December 31, 2025, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 391,864 subordinate voting shares (0.4%) of Fairfax India. As of December 31, 2025, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 116,630 subordinate voting shares (0.2%) of Helios Fairfax.

Conflicts of Interest
Each of R. William McFarland, Lauren C. Templeton, Benjamin P. Watsa and V. Prem Watsa, each a Director (and, in the case of V. Prem Watsa, a Director of Hamblin Watsa) and a Director of Fairfax India, will be required to disclose the nature and extent of his or her interest in, and is not entitled to vote on, any resolution to approve, any material contract or transaction or any proposed material contract or transaction between Fairfax and Fairfax India (or, in the case of V. Prem Watsa, between Fairfax and Hamblin Watsa) or any of their affiliates or any other entity in which Mr. McFarland, Ms. Templeton, Mr. Benjamin P. Watsa or Mr. V. Prem Watsa has an interest (unless the contract or transaction relates to his or her remuneration or an indemnity on liability insurance).
LEGAL PROCEEDINGS
A description of the legal proceedings to which we are a party during 2025 is included in Note 20 (Contingencies and Commitments) in our 2025 Annual Report.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
During the three-year period ending December 31, 2025 and during the current financial year up to the date hereof, none of our directors, executive officers, 10 percent shareholders or any of their associates or affiliates had a material interest in any transaction that has materially affected or will materially affect Fairfax on a consolidated basis.
TRANSFER AGENTS AND REGISTRARS
The transfer agent and registrar for our subordinate voting shares in Canada is Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, and in the United States is Computershare Trust Company, N.A., 150 Royall Street, Canton, Massachusetts, 02021. The transfer agent and registrar for our Series K preferred shares is Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6.
MATERIAL CONTRACTS
There are no contracts which are material to Fairfax, on a consolidated basis.
INTERESTS OF EXPERTS
Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, who has issued a Report of Independent Registered Public Accounting Firm dated March 6, 2026 in respect of Fairfax’s consolidated financial statements as at December 31, 2025 and 2024 and for the two years in the period ended December 31, 2025 and on the effectiveness of internal control over financial reporting as at December 31, 2025. PricewaterhouseCoopers LLP has advised that they are independent with respect to Fairfax within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPA Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.
AUDIT COMMITTEE
A copy of our Audit Committee Charter is attached as Schedule A. The members of our Audit Committee are R. William McFarland (Chair), Robert J. Gunn, Timothy R. Price and Lauren C. Templeton. All of the members of our Audit Committee are independent and financially literate pursuant to the meanings of such terms in National Instrument 52-110 – Audit Committees. Additional information concerning our Audit Committee, including the education and experience of each Audit Committee member and the procedures that we have adopted for the engagement of non-audit services, can be found in our Management Proxy Circular dated March 6, 2026 under the heading “Audit Committee”.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Fees incurred for the years ended December 31, 2025 and December 31, 2024 to our Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, and its member firms by us and our subsidiaries were CDN$71.9 million and CDN$66.2 million, respectively. The fees incurred to PricewaterhouseCoopers LLP in 2025 and 2024 are detailed below.
	Year ended December 31, 2025	Year ended December 31, 2024
	(CDN $ millions)	(CDN $ millions)
Audit fees	$60.7	$54.6
Audit-related fees	4.1	2.4
Tax fees	6.3	7.6
All other fees	0.8	1.6
Total	$71.9	$66.2
The nature of each category of fees is described below.
Audit Fees
Audit fees were paid for professional services rendered for the audits of our consolidated financial statements and the effectiveness of internal control over financial reporting of Fairfax and statutory and subsidiary audits, issuance of comfort letters, consents and assistance with review of documents filed with regulatory authorities.
Audit-Related Fees
Audit-related fees include services that are (1) assurance and related services; and (2) reasonably related to the performance of the audit or review of Fairfax’s financial statements. Audit-related services include, among others: employee pension and benefit plan audits, accounting consultations, early audit work on IFRS 17 adoption and assurance services that are not required by statute or regulation, and services related to prospectus filings and special actuarial reviews.
Tax Fees
Tax fees were paid for services related to tax compliance, tax advice and tax planning professional services. These services consisted primarily of tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits and tax planning and advisory services relating to common forms of domestic and international taxation (e.g., income tax, capital tax and Value Added Tax).
All Other Fees
Fees disclosed in the table above under the item “all other fees” were paid for services other than the audit fees, audit-related fees and tax fees described above. These services consisted primarily of consulting fees related to assistance with respect to regulatory compliance matters and French translation of our continuous disclosure documents.
ADDITIONAL INFORMATION
Additional information about our company may be found on SEDAR+ at www.sedarplus.ca.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and options to purchase securities is contained in our Management Proxy Circular dated March 6, 2026. Additional financial information is provided in our consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2025 and in pages 2-4 and 6-38 of our 2025 Annual Report.

Schedule A
FAIRFAX FINANCIAL HOLDINGS LIMITED
AUDIT COMMITTEE CHARTER
Approved by the Board of Directors on February 17, 2005
Revisions Approved by the Board of Directors on May 30, 2014 and March 5, 2026

FAIRFAX FINANCIAL HOLDINGS LIMITED
FAIRFAX FINANCIAL HOLDINGS LIMITED
AUDIT COMMITTEE CHARTER
1.
Statement of Purpose

The Audit Committee of Fairfax Financial Holdings Limited has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of Fairfax, including the audit of the financial statements of Fairfax.
The Committee is responsible for assisting with the Board’s oversight of  (1) the quality and integrity of Fairfax’s financial statements and related disclosure, (2) Fairfax’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications, performance and independence and (4) the integrity of the internal controls at Fairfax (including at its publicly traded subsidiaries).
2.
Committee Membership

Members
The Committee will consist of as many members of the Board as the Board may determine but in any event, not less than three members. Members of the Committee will be appointed by the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. Any member of the Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member if he or she ceases to meet the qualifications set out below. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. If a vacancy exists, the remaining members of the Committee may exercise all of its powers so long as there is a quorum and subject to any legal requirements regarding the minimum number of members of the Committee.
Chair
The Board will designate one of the members of the Committee to be the Chair of the Committee, taking into account any recommendation that may be made by the Governance and Nominating Committee.
Qualifications
All of the members of the Committee must be independent and financially literate, as determined in accordance with the rules of applicable stock exchanges and securities regulatory authorities, with at least one of the members having financial expertise, as determined in accordance with those rules. Members must also have suitable experience and must be familiar with the financial reporting practices of public companies.
Ex Officio Members and Management Attendance
The Committee may invite, at its discretion, members of management to attend a meeting of the Committee. Any member of management will attend a Committee meeting if invited by the Committee. The Lead Director, if not already a member of the Committee, will be entitled to attend each meeting of the Committee as an observer.
3.
Committee Operations

Frequency of Meetings
The Chair, in consultation with the other members of the Committee, will determine the schedule and frequency of meetings of the Committee, provided that the Committee will meet at least once per quarter.
Agenda and Reporting to the Board
The Chair will establish the agenda for meetings in consultation with the other members of the Committee, the Chairman of the Board and the Lead Director. To the maximum extent possible, the agenda and meeting materials will be circulated to the members in advance to ensure sufficient time for study prior to the meeting. The Committee will report to the Board at the next meeting of the Board following each Committee meeting.
Secretary
The Corporate Secretary of Fairfax will, subject to any contrary direction of the Committee, act as secretary of the Committee.

Minutes
The secretary of the Committee will keep regular minutes of Committee proceedings and will circulate them to all Committee members, the Chairman of the Board and the Lead Director (and to any other director that requests that they be sent to him or her) on a timely basis.
Quorum
A quorum at any meeting will be a simple majority.
Procedure
The procedure at meetings will be determined by the Committee and the Committee will have a working schedule to cover off all its responsibilities.
Transaction of Business
The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee.
Absence of Chair
In the absence of the Chair, the Committee may appoint one of its other members to act as Chair of that meeting.
Exercise of Power Between Meetings
Between meetings, and subject to any applicable law, the Chair of the Committee, or any member of the Committee designated for this purpose, may, if required in the circumstance, exercise any power delegated by the Committee. The Chair or other designated member will promptly report to the other Committee members in any case in which this interim power is exercised.
4.
Committee Duties and Responsibilities

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board and performing any other functions that may be necessary or appropriate for the performance of its duties.
Independent Auditor’s Qualifications and Independence
1.
The Committee must recommend to the Board at all appropriate times the independent auditor to be nominated or appointed for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Fairfax and approve the compensation to be paid to the independent auditor.

2.
The Committee is directly responsible for overseeing the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Fairfax, including the resolution of disagreements between management and the independent auditor regarding financial reporting. The independent auditor will report directly to the Committee.

3.
The Committee must pre-approve any permitted non-audit services to be provided by the independent auditor to Fairfax or its subsidiaries. The Committee may delegate to one or more of its members the authority to pre-approve those permitted non-audit services provided that any such pre-approval must be presented to the Committee at its next meeting and that the Committee may not delegate pre-approval of any non-audit internal control related services. The Committee may also adopt specific policies and procedures relating to pre-approval of permitted non-audit services to satisfy the pre-approval requirement provided that the procedures are detailed as to the specific service, the Committee is informed of each non-audit service and the procedures do not include the delegation of the Committee’s responsibilities to management or pre-approval of non-audit internal control related services. The Committee will review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent auditor.

4.
The Committee will obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: (a) the independent auditor’s internal quality-control procedures; (b) any

FAIRFAX FINANCIAL HOLDINGS LIMITED
material issues raised by the most recent CPAB / PCAOB (or any successors thereto, as applicable) quality-control reviews of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (c) in order to assess the independent auditor’s independence, all relationships between the independent auditor and Fairfax and the independent auditor’s objectivity and independence in accordance with the rules, policies and standards applicable to auditors.
5.
After reviewing the report referred to above and the independent auditor’s performance throughout the year, the Committee will evaluate the independent auditor’s qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Committee will take into account the opinions of management and Fairfax’s internal auditors (or other personnel responsible for the internal audit function). The Committee will also consider whether, in order to assure continuing auditor independence, there should be a rotation of the audit firm itself. The Committee will present its conclusions to the Board.

6.
The Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and where issues arise make recommendations about whether Fairfax should continue with that independent auditor.

7.
The Committee will ensure the regular rotation of members of the independent auditor’s team as required by law.

8.
The Committee will establish hiring policies for employees and former employees of its independent auditor.

Financial Statements and Financial Review
9.
The Committee will review the annual audited financial statements and quarterly financial statements with management and the independent auditor, including MD&A, before their release and their filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable. The Committee will also review all press releases relating to annual and interim financial results prior to their public release. The Committee will also consider, establish, and periodically review the process with respect to the release or distribution of any other financial information, including earnings guidance and any financial information provided to ratings agencies and analysts.

10.
The Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

11.
The Committee will oversee management’s design and implementation of an adequate and effective system of internal controls at Fairfax (including at its publicly traded subsidiaries), including ensuring adequate internal audit functions. The Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of specified controls. The Committee will review the annual and interim conclusions of the effectiveness of Fairfax’s disclosure controls and procedures and internal controls and procedures (including the independent auditor’s attestation that is required to be filed with securities regulators).

12.
The Committee will review with management and the independent auditor: (A) major judgments and estimates regarding accounting principles and financial statement presentations, including critical accounting principles and estimates used and any significant changes to Fairfax’s selection or application of accounting principles, and the adequacy of Fairfax’s internal controls and any special audit steps adopted in light of control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting matters and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of Fairfax and the treatment preferred by the independent auditor; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Fairfax; and (D) the type and presentation of information to be included in earnings press releases (including any use of  “pro forma” or “adjusted” non-GAAP information).

13.
The Committee will regularly review with the independent auditor any difficulties the auditor encountered in the course of its audit work, including any restrictions on the scope of the independent auditor’s activities or on access to requested information, and any significant disagreements with management. The Committee will also review with the independent auditor any material communications with the independent auditor, including any management letter or schedule of unadjusted differences.

14.
The Committee will review with management, and any outside professionals as the Committee considers appropriate, important trends and developments in financial reporting practices and requirements and their effect on Fairfax’s financial statements.

15.
The Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year. The Committee will also review the organization, responsibilities, plans, results, budget and staffing of the internal audit departments. In addition, management of Fairfax’s subsidiaries will consult with the Committee, or in the case of Fairfax’s publicly traded subsidiaries, the audit committees of those subsidiaries, on the appointment, replacement, reassignment or dismissal of personnel in the respective internal audit departments.

16.
The Committee will meet with management to discuss guidelines and policies governing the process by which Fairfax and its subsidiaries assess and manage exposure to risk and to discuss Fairfax’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

17.
The Committee will review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on Fairfax and any material reports or inquiries from regulatory or governmental agencies.

18.
The Committee will review with the Board any issues that arise with respect to the quality or integrity of Fairfax’s financial statements, compliance with legal or regulatory requirements, or the performance of the internal audit function.

Additional Oversight
19.
The Committee will establish procedures for (a) the receipt, retention and treatment of complaints received by Fairfax regarding accounting, internal accounting controls, auditing matters or potential violations of law and (b) the confidential, anonymous submission by employees of Fairfax of concerns regarding questionable accounting, internal accounting controls or auditing matters or potential violations of law. This will include the establishment of a whistleblower policy and an employee “hotline” for making anonymous submissions.

20.
The Committee will annually review the expenses of the CEO, President, COO and CFO, as applicable.

21.
The Committee will participate in the oversight of Fairfax’s insurance subsidiaries that are subject to the NAIC Model Audit Rules, as adopted by the respective insurers’ states of domicile, including through its interaction with their designated audit committees. If material weaknesses or significant deficiencies in internal control and/or significant solvency concerns are identified in such a subsidiary, at thresholds appropriate for the subsidiary, regardless of their materiality at the consolidated Fairfax level, the Committee will be involved in addressing these issues and will oversee their remediation. If any additional review and oversight responsibilities not included above are required to be performed by independent committees of the boards of directors of Fairfax’s insurance subsidiaries under state laws and regulations applicable to such insurers in their states or provinces of domicile were such insurers not part of Fairfax, and if any such subsidiary or its designated audit committee notifies the Committee of such required performance, then regardless of the materiality of the subject matter involved at the consolidated Fairfax level, the Committee will perform such additional review and oversight responsibilities.

5.
Access to Advisors

The Committee may, in its sole discretion, retain counsel, auditors or other advisors in connection with the execution of its duties and responsibilities and may determine the fees of any advisors so retained. Fairfax will provide the Committee with appropriate funding for payment of compensation to such counsel, auditors or other advisors and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
6.
The Committee Chair

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for monitoring developments with respect to financial reporting in general, and reporting to the Committee on any significant developments.
7.
Committee Evaluation

The performance of the Committee will be evaluated by the Governance and Nominating Committee as part of its annual evaluation of the Board committees.